UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

TRISALUS LIFE SCIENCES, INC.

(Name of Subject Company and Filing Persons (Issuer))

Series A Convertible Preferred Stock
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Mary Szela

Chief Executive Officer

6272 W. 91st Ave.

Westminster, Colorado 80031

(303) 442-1222
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Jeffrey J. Fessler , Esq.
Sean F. Reid, Esq.

Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Plaza
New York, NY 10112 -0015
(212) 653-8700

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 23, 2025 (together with any amendments and supplements thereto, including this Amendment, the “Schedule TO”) relating to the offer (the “Offer”) by TriSalus Life Sciences, Inc., a Delaware corporation (the “Company,” “us” or “we”), to each holder of shares of Preferred Stock (as defined in Item 2(b) of the Schedule TO) to receive that number of shares of the Company’s common stock par value $0.0001 per share (“Common Stock”) equal to the quotient of (i) the sum of (a) the Liquidation Preference (as defined in the Certificate of Designations (defined below)) and (b) the Accrued Dividends (as defined in the Certificate of Designations) if not otherwise paid by the Company, that would have accrued through August 10, 2027 (the “Exchanged Value”), divided by (ii) $4.00 (subject to adjustment for adjustments to the Conversion Price (as defined in the Certificate of Designations) (the “Exchange Price”) in exchange for every outstanding shares of Preferred Stock tendered by the holder and exchanged pursuant to the Offer. The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, originally dated June 23, 2025, and as amended thereafter (the “Prospectus/Offer to Exchange”), a copy of which is filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is filed with the Schedule TO as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from the Preferred Stock Holders (the “Consent Preferred Shares”) to amend the Certificate which governs the Preferred Stock (the “Preferred Stock Amendment”), to permit the Company the option to require that all shares of Exchange Preferred (as defined below) that are outstanding upon the closing of the Offer be converted into that number of shares of Common Stock equal to the quotient of (i) the sum of (a) the Liquidation Preference (as defined in the Certificate of Designations (defined below)) and (b) the Accrued Dividends (as defined in the Certificate of Designations) if not otherwise paid by the Company, that would have accrued through August 10, 2027 (the “Exchanged Value”), divided by the Conversion Price (as defined in the Certificate of Designations, as such term will be amended by the Preferred Stock Amendment, which is a ratio 11.3% less than the exchange ratio applicable to the Offer, in accordance with the Preferred Stock Amendment (as defined below). Pursuant to the terms of the Certificate of Designations, certain amendments, including the Preferred Stock Amendment, require the vote or written consent of holders of at least a majority of the then outstanding shares of Preferred Stock (the “Consent Threshold”).

On July 11, 2025, the Company filed an amendment to its Registration Statement on Form S4 relating to the Offer and Consent Solicitation, This Amendment No. 1 is being filed to replace the Prospectus/Offer to Exchange which was attached as Exhibit (a)(1)(i) to the original Schedule TO filed on June 23, 2025.

This Amendment No. 1 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 12. Exhibits.

Item 12(a) of the Schedule TO is hereby amended by replacing Exhibit (a)(1)(A) with the following exhibit:

(a) Exhibits.

Incorporated by Reference
Exhibit No.	Description	Schedule/Form	File Number	Exhibits	Filing Date
(a)(l)(A)	Prospectus/Offer to Exchange.	Form S-4/A	333-288250	—	July 11, 2025

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRISALUS LIFE SCIENCES, INC.

By:	/s/ Mary Szela
Mary Szela
Chief Executive Officer

Dated: July 15, 2025